Edward Sonnenschein	53rd at Third
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VIA EDGAR AND HAND DELIVERY Amanda Ravitz Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	SeaSpine Holdings Corporation

Registration Statement on Form 10

Filed April 1, 2015

File No. 001-36905

Dear Ms. Ravitz:

On behalf of our client, SeaSpine Holdings Corporation (the “Company”), this letter sets forth the Company’s response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 28, 2015, with respect to the above-referenced Registration Statement on Form 10 (the “Registration Statement”). For the convenience of the Staff, we have reproduced the comments in italicized, bold type and followed each comment with the Company’s response.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement, including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. References to page numbers and section headings in the responses below refer to page numbers and section headings in the Information Statement.

May 8, 2015

Comment

Form 10

1.	File a materially complete document as your next amendment, including all required exhibits. In particular, complete the missing information from the significant number of blanks and “to be determined” disclosure currently in exhibit 99.1. Also, include as exhibits the lease agreements mentioned on page 104 of exhibit 99.1.

Response: The Company acknowledges that the Staff will require adequate time to review the required exhibits and the Company’s related disclosures. The Company will file the remaining required exhibits, including the lease agreements referenced in the Staff’s comment, in one or more future amendments to the Registration Statement. The Company has also completed missing information in the Information Statement to the extent possible at this time.

Exhibit 99.1

2.	Revise throughout to eliminate or explain medical or scientific terminology so that an average reader not in your industry may understand your disclosure. Examples include “third-generation demineralized bone matrix” and “biocompatible reverse-phase medium carrier.”

Response: The Company has revised its disclosure throughout the Information Statement in response to the Staff’s comment.

The Spin-Off, page 4

3.	Please clarify how the amount of the cash contribution will be determined.

Response: The Company has revised its disclosure in response to the Staff’s comment. The amount of cash that will be contributed by Integra to the Company will be finally determined as a result of (x) the estimated cash requirements needed by the Company to support its five-year business plan and (y) the amount of cash that will be necessary to settle any final liabilities related to transaction costs incurred to complete the spin-off. Both Integra and the Company currently estimate that Integra will contribute between $40 million and $50 million of cash to the Company.

4.	Clarify how the amount of the borrowing capacity under the credit facility will be determined.

Response: The Company expects that the amount of the borrowing capacity under the Company’s credit facility will be determined in negotiation with the applicable lenders based on a calculation that involves applying a discounted advance rate to the accounts receivables on the Company’s balance sheet as of the completion of the spin-off. The Company expects to engage potential lenders with respect to the credit facility shortly and will update the disclosure in a future amendment.

May 8, 2015

Reasons for the Spin-Off, page 5

5.	Disclose why the board determined to complete the spin-off at this time if the conditions supporting the decision have existed previously.

Response: Beginning in late 2012 through mid-2014, Integra focused on evolving itself into a more streamlined and less diversified company. Specifically, Integra evaluated its various business platforms to determine where it could best optimize and accelerate growth and develop the scale necessary to do so. With this focus in mind, Integra conducted a thorough strategic review process which resulted in, among other things, its decision to spin off the Company and to complete a strategic portfolio alignment, which it announced on November 3, 2014. The Company respectfully advises the Staff that Integra’s decision to spin off the Company could not have occurred until the thorough strategic review process had been completed and an assessment of the steps necessary to execute on its recommendations had taken place. Accordingly, the conditions supporting Integra’s decision did not previously exist, and the Company does not believe that additional disclosure is appropriate.

Emerging Growth Company, page 7

6.	Clearly disclose your election under Section 107(b) of the JOBS Act. If you elect to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, include a statement that the election is irrevocable.

Response: The Company has elected not to opt-out of the extended transition period under Section 107(b) of the JOBS Act and has revised its disclosure accordingly.

Treatment of stock-based awards, page 9

7.	It is unclear how the “validity” of the tax opinion will affect the ultimate tax treatment of the spin off. Please revise or advise.

Response: The Company has revised its disclosure in response to the Staff’s comment.

A large percentage of our revenue is derived, page 31

8.	It is not clear why you have included a separate risk factor to discuss possible unspecified revenue declines in your bone matrix products. Explain why you believe that this is a unique risk beyond declines in other areas of your business.

Response: The Company has deleted this risk factor in response to the Staff’s comment.

Certain of the contracts to be transferred or assigned from Integra or its affiliates, page 47

9.	Identify the contracts that create the risk described.

Response: The Company has deleted this risk factor in response to the Staff’s comment.

May 8, 2015

Results of the Separation; Listing of SeaSpine Common Stock, page 63

10.	Please disclose what happens to “ex-distribution” and “when-issued” trades if you determine not to proceed with the distribution.

Response: The Company has revised its disclosure to clarify the impact on “ex-distribution” and “when-issued” trades in the event the distribution is not completed.

Material U.S. Federal Income Tax Consequences, page 63

11.	Please tell us what “possible changes” are relevant as you mention in the first paragraph on page 67.

Response: The Company has revised its disclosure in response to the Staff’s comment and removed the reference to “possible changes.”

Revenues, page 76

12.	We note your reference to orders from distributors in the Middle East. Please tell us in which country you have received orders.

Response: In 2012, 2013 and 2014, the Company has received orders from Egypt, Israel, Jordan, Libya and Saudi Arabia.

Our Products, page 91

13.	Please tell us the criteria you used to determine which products to highlight on pages 91-98. Tell us how those criteria ensure that your disclosure presents an objectively balanced presentation of your business.

Response: As revised, the products highlighted on pages 98-105 include (i) all of the Company’s products which contribute more than 1.25% of the Company’s revenue during the past fiscal year and (ii) certain other selected products. The other selected products are generally (x) newly launched products, (y) part of a product family with a specific purpose that is already highlighted or (z) alternative brand names for products which are identified. The Company believes that the highlighted products provide a broad and balanced representation of the Company’s business.

May 8, 2015

Suppliers and Raw Materials, page 100

14.	Please disclose, if applicable, the material terms of your written agreements with your sole supplier mentioned in the first paragraph of this section and your ultimate suppler mentioned in the last paragraph on page 40.

Response: With respect to the Company’s written agreements with its sole suppliers referenced in the Staff’s comment, the Company respectfully advises the Staff that none of these agreements with suppliers are material contracts required to be filed by Item 601 of Regulation S-K. The Company has revised its disclosure to point out that these agreements are not uniform and are generally negotiated on a case by case basis. As specific terms vary from contract to contract, standard terms cannot be disclosed.

With respect to the ultimate supplier mentioned in the last paragraph on prior page 40, the Company respectfully advises the Staff that Integra is the ultimate supplier of collagen raw material and such supply will take place pursuant to the Microfibrillar Collagen Supply Agreement. The Company has revised its disclosure in response to the Staff’s comment to clarify this point.

Intellectual Property, page 100

15.	Please disclose the duration of your material patents. Distinguish between patents that you own and patents that you license. Also, disclose how licenses could be terminated, and the portion of your business affected by the licenses.

Response: The Company has revised its disclosure in response to the Staff’s comment.

Agreements between Integra and SeaSpine Relating to the Separation, page 121

16.	Please disclose the duration of the agreements. Also, disclose the portion of your products that will be obtained via the supply agreements.

Response: The Company has revised its disclosure in response to the Staff’s comment.

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation, page F-8

17.	We see disclosures herein that “Integra uses a centralized approach to cash management and financing of its operations and substantially all cash generated by our Business is assumed to be remitted to Integra” as well as disclosures that “Integra’s debt and related interest expense have not been allocated to us for any of the periods presented since we are not the legal obligor of the debt and Integra’s borrowings were not directly attributable to us.” Please revise the filing to include an analysis of intercompany accounts, including the Net Transfers to Integra which is part of Integra’s net investment presented in your balance sheets. The analysis of intercompany accounts can take the form of a listing of transactions (e.g., the allocation of costs to the subsidiary, intercompany purchases, and cash transfers between entities) for each period for which an income statement is required, reconciled to the intercompany accounts reflected in the balance sheets. Refer to Question 4 of SAB Topic 1.B.1.

Response: The Company has revised its disclosure in response to the Staff’s comment.

May 8, 2015

8. Commitments and Contingencies, page F-21

18.	We see you disclose that you are subject to various claims, lawsuits and proceedings in the ordinary course of business and also disclose “it is possible that the company’s results of operations, financial position and cash flows in a particular period could be materially affected by these contingencies.” If there is at least a reasonable possibility that a loss could be incurred that exceeds amounts accrued for any loss contingency outstanding, please revise this note to disclose an estimate of the reasonably possible loss or range of loss for the contingency. If such an estimate cannot be made, you should include disclosures that specifically refer to your inability to estimate the reasonably possible loss or range of loss. Please refer to FASB ASC 450-20-50.

Response: The Company has revised its disclosure in response to the Staff’s comment.

*****

In connection with the response in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 906-1266 if you have any questions regarding our response above.

Very truly yours

/s/ Edward Sonnenschein

Edward Sonnenschein of LATHAM & WATKINS LLP

cc:	Via Email

John J. Bostjancic, SeaSpine Holdings Corporation

Glenn G. Coleman, Integra LifeSciences Holdings Corporation

Richard D. Gorelick, Integra LifeSciences Holdings Corporation